Registration No. 333  -
As filed with the Securities and Exchange Commission on August 16, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

UltraTech Cement Limited
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of India
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew D. Bersani, Esq. Shearman & Sterling LLP 12th Floor, Gloucester Tower The Landmark, 15 Queen’s Road Central Central, Hong Kong (852) 2978-8000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
Global Depositary Shares, each representing the right to receive two (2) Equity Shares of UltraTech Cement Limited	100,000,000	$5.00	$5,000,000	$356.50

*	Each unit represents 100 Global Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one Global Depositary Share ("GDSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt – Paragraphs (15) and (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (21) and (22) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of GDSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt – Paragraph (19).

3.	Fees and charges which may be imposed directly or indirectly on holders of GDSs		Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is www.ultratechcement.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among UltraTech Cement Limited, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of Global Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the Global Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)
Rule 144A Deposit Agreement, by and among the Company, the Depositary and all Holders and Beneficial Owners of Rule 144A Global Depositary Shares evidenced by Rule 144A Global Depositary Receipts issued thereunder.  ___ Filed herewith as Exhibit (c).

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of GDSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a GDS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among UltraTech Cement Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of Global Depositary Shares  to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of August, 2010.

Legal entity created by the Amended and Restated Deposit Agreement under which the Global Depositary Shares registered hereunder are to be issued, each Global Depositary Share representing the right to receive two (2) Equity Shares of UltraTech Cement Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name:	Susan A. Lucanto
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, UltraTech Cement Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on August 16, 2010.

ULTRATECH CEMENT LIMITED

By:	/s/ S. K. Chatterjee	/s/ K. C. Birla
	Name: S. K. Chatterjee	K. C. Birla
	Title: Company Secretary	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kailash Chand Birla, Sr. Executive President & CFO and Sanjeeb Kumar Chatterjee, Company Secretary of UltraTech Cement Limited, B-Wing, Ahura Centre, 2nd Floor, Mahakali Caves Road, Andheri (East), Mumbai – 400 093 to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on 16th August, 2010.

Signature	Title

/s/ O. P. Puranmalka	Whole-time Director
O. P. Puranmalka
(Principal Executive Officer)

/s/ K. C. Birla	Chief Financial Officer
K. C. Birla
(Principal Financial Officer)

/s/ M. B. Agarwal	Jt. President (F&C)
M. B. Agarwal
(Principal Accounting Officer/Controller)

/s/ O. P. Puranmalka	Whole-time Director
O. P. Puranmalka

Signature	Title

/s/ G. M. Dave	Director
G. M. Dave

/s/ R. C. Bhargava	Director
R. C. Bhargava

/s/ N. J. Jhaveri	Director
N. J. Jhaveri

/s/ V. T. Moorthy	Director
V. T. Moorthy

/s/ D. D. Rathi	Director
D. D. Rathi

Authorized Representative in the U.S. /s/ Donald J. Puglisi
Donald J. Puglisi Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement

(c)	Rule 144A Deposit Agreement

(d)	Opinion of counsel to the Depositary